Exhibit 99.2

Logo precision drilling Computershare 8th floor 100 university avenue Toronto Ontario m5j 2y1 www.computershare.com Mr Sam sample 123 samples street sample town ss x9x 9x9 security class 123 holder account umber c1234567890xxx

Logo precision drilling Computershare 8th floor 100 university avenue Toronto Ontario m5j 2y1 www.computershare.com Mr Sam sample 123 samples street sample town ss x9x 9x9 security class 123 holder account umber c1234567890xxx by the only method for securities held in the name of a corporation or securities being voted on behalf or another individual. Voting by mail or by Internet are only method by which a holder may appoint a person as proxyholder other than the management nominees named on the reverse of this VIF. To vote by telephone or the Internet you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 01SOZE CPUQC01.E.INT/000001/i1234